Mail Stop 4561

May 6, 2009

Marlene Debel
Regular Trustee
Merrill Lynch Preferred Capital Trust III, IV and V
4 World Financial Center
New York, New York 10080

Re:

      Merrill Lynch Preferred Capital Trust III, IV and V
      Item 4.01 Form 8-Ks and Form 8-K/As filed April 20, 2009 and May 6, 2009
      File Nos. 001-07182-06, 001-07182-08 and 333-44173-04

Dear Ms. Debel:

      We have completed our review of your Form 8-Ks and have no further comments at this time.

      Sincerely,

      Chris Harley
      Staff Accountant